                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         (MARK ONE):

         |X| ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


               FOR THE FISCAL YEAR ENDED     DECEMBER 31, 1995
                                         --------------------------


                                       OR


         |_| TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


              FOR THE TRANSITION PERIOD FROM                 TO
                                        ---------------    ----------------


                  COMMISSION FILE NUMBERS 33-29528 AND 33-44770



                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN
                            (Full title of the plan)


                                 ALLERGAN, INC.
                     PUERTO RICO SAVINGS AND INVESTMENT PLAN
                            (Full title of the plan)


                                 ALLERGAN, INC.
                                2525 DUPONT DRIVE
                            IRVINE, CALIFORNIA 92715

                     (Name of issuer of the securities held
                   pursuant to the plan and the address of its
                          principal executive office.)

                  4.       ERISA Financial Statements and Schedules and
                           Exhibits:

                           (a)   Financial Statements and Schedules:

                                    Independent Auditors' Report of KPMG Peat
                                    Marwick LLP on the Statements of Net Assets
                                    Available for Plan Benefits, with Fund
                                    Information as of December 31, 1995 and 1994 and the related Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1995 - Allergan, Inc. Savings and Investment Plan.

                                    Statements of Net Assets Available for Plan
                                    Benefits, with Fund Information as of
                                    December 31, 1995 and 1994 - Allergan, Inc.
                                    Savings and Investment Plan.

                                    Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1995 - Allergan, Inc. Savings and Investment Plan.

                                    Notes to Financial Statements - Allergan,
                                    Inc. Savings and Investment Plan.

                                    Item 27a - Schedule of Assets Held for
                                    Investment Purposes as of December 31, 1995
                                    - Allergan, Inc. Savings and Investment
                                    Plan.

                                    Item 27d - Schedule of Reportable
                                    Transactions for the Year Ended December 31,
                                    1995 - Allergan, Inc. Savings and Investment
                                    Plan.

                                    Independent Auditors' Report of KPMG Peat
                                    Marwick LLP on the Statements of Net Assets
                                    Available for Plan Benefits, with Fund
                                    Information as of December 31, 1995 and 1994 and the related Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1995 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                                    Statements of Net Assets Available for Plan
                                    Benefits, with Fund Information as of
                                    December 31, 1995 and 1994 - Allergan, Inc.
                                    Puerto Rico Savings and Investment Plan.

                                    Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1995 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                                    Notes to Financial Statements - Allergan,
                                    Inc. Puerto Rico Savings and Investment
                                    Plan.

                                    Item 27a - Schedule of Assets Held for
                                    Investment Purposes as of December 31, 1995
                                    - Allergan, Inc. Puerto Rico Savings and
                                    Investment Plan.

                                    Item 27d - Schedule of Reportable
                                    Transactions for the Year Ended December 31,
                                    1995 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                           (b)   Exhibits
                                    Exhibit 23 - Consent of KPMG Peat Marwick
                                    LLP


                                   SIGNATURES

                           THE PLAN. Pursuant to the requirements of the
Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            ALLERGAN, INC. SAVINGS
                                            AND INVESTMENT PLAN

                                            ALLERGAN, INC. PUERTO RICO
                                            SAVINGS AND INVESTMENT PLAN

Date:  June 27, 1996                                BY:   FRANCIS R. TUNNEY, JR.
       -------------------------------------           -------------------------
                                                     Francis R. Tunney, Jr.
                                                     Allergan, Inc. Management
                                                     Plan Committee

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN
                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1994

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN

            Index to Financial Statements and Supplementary Schedules

Financial Statements                                                       Page
- --------------------                                                       ----
Independent Auditors' Report ............................................    1

Statement of Net Assets Available for Plan Benefits,
  with Fund Information -- December 31, 1995.............................    2

Statement of Net Assets Available for Plan Benefits,
 with Fund Information -- December 31, 1994..............................    4

Statement of Changes in Net Assets Available for Plan
 Benefits, with Fund Information -- Year ended
 December 31, 1995.......................................................    5

Notes to Financial Statements............................................    7



Supplementary Schedules                                                Schedule
- -----------------------                                                --------
Item 27a - Schedule of Assets Held for Investment Purposes --
 December 31, 1995.......................................................    1

Item 27d - Schedule of Reportable Transactions --
 Year ended December 31, 1995............................................    2

Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT


The Management Plan Committee
Allergan, Inc.:

We have audited the financial statements of the Allergan, Inc. Savings and Investment Plan (the "Plan") as of December 31, 1995 and 1994, and for the year ended December 31, 1995, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Allergan, Inc. Savings and Investment Plan as listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                      KPMG PEAT MARWICK LLP

Orange County, California
June 18, 1996

                                 ALLERGAN, INC.
                           Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Distribution
                                December 31, 1995

                                       Allergan,
                                         Inc.                Interest    Growth    Global   Aggressive
                                        Common   Balanced     Income   and Income  Equity     Growth
                                      Stock Fund   Fund        Fund       Fund      Fund       Fund
                                      ----------   ----        ----       ----      ----       ----
Investments, at fair value:
     Common stock of Allergan, Inc.,
       cost $15,423,150              $25,615,185         --         --         --        --         --

     American Balanced Fund,
       cost $20,349,044                       -- 23,057,732         --         --        --         --

     Common/collective trusts,
       cost approximates market               --         -- 21,843,305         --        --         --

     Investment Company of
       America Fund, cost
       $18,400,798                            --         --         -- 21,444,247        --         --

     New Perspective Fund,
       cost $2,080,885                        --         --         --         -- 2,074,740         --

     Ultra Investors Fund,
       cost $3,175,654                        --         --         --         --        --  3,201,513

     Participant loans                        --         --         --         --        --         --
                                    ------------ ---------- ---------- ---------- --------- ----------
Total Investments                     25,615,185 23,057,732 21,843,305 21,444,247 2,074,740  3,201,513

Interest bearing cash and cash
  equivalents                            242,304         --     80,228        124        --         --

Receivables:
     Due to Plan                              --         --         --         --        --         --
     Accrued interest and dividends        1,086         --         83         27        --         --
     Sales pending settlement                 --         --     13,349         --        --         --
                                    ------------ ---------- ---------- ---------- --------- ----------
         Total Receivables                 1,086         --     13,432         27        --         --
                                    ------------ ---------- ---------- ---------- --------- ----------

         Total Assets                 25,858,575 23,057,732 21,936,965 21,444,398 2,074,740  3,201,513


                                          Participant
                                             Loans      Other  Total
                                             -----      -----  -----
Investments, at fair value:
     Common stock of Allergan, Inc.,
       cost $15,423,150                           --        -- 25,615,185

     American Balanced Fund,
       cost $20,349,044                           --        -- 23,057,732

     Common/Collective Trusts,
       cost approximates market                   --        -- 21,843,305

     Investment Company of
       America Fund, cost
       $18,400,798                                --        -- 21,444,247

     New Perspective Fund,
       cost $2,080,885                            --        --  2,074,740

     Ultra Investors Fund,
       cost $3,175,654                            --        --  3,201,513

     Participant Loans                     1,902,928        --  1,902,928
                                          ---------- --------- ----------
Total Investments                          1,902,928        -- 99,139,650

Interest bearing cash and cash
  equivalents                                     36    55,730    378,422

Receivables:
     Due to Plan                                  --   110,037    110,037
     Accrued interest and dividends               --        31      1,227
     Sales pending settlement                     --        --     13,349
                                          ---------- --------- ----------
         Total Receivables                        --   110,068    124,613
                                          ---------- --------- ----------

         Total Assets                      1,902,964   165,798 99,642,685



                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Distribution
                                December 31, 1995
                                   (continued)

                                        Allergan,
                                          Inc.                 Interest     Growth      Global   Aggressive
                                         Common     Balanced    Income    and Income    Equity     Growth
                                       Stock Fund     Fund       Fund        Fund        Fund       Fund
                                       ----------     ----       ----        ----        ----       ----
Payables:
     Due from Plan                          (37,452)   (12,389)    (43,016)    (17,180)        --         --

     Contribution refunds                   (23,644)   (17,490)    (29,082)    (21,685)      (987)    (1,094)

     Purchases pending settlement                --     (4,028)         --    (138,658)    (1,239)    (1,354)

     Short-term fund investment fees            (23)        --          (2)         (1)        --        --
                                        ----------- ----------  ----------  ----------  ---------  ----------

         Total Payables                     (61,119)   (33,907)    (72,100)   (177,524)    (2,226)    (2,448)
                                        ----------- ----------  ----------  ----------  ---------  ---------

Net assets available for Plan benefits  $25,797,456 23,023,825  21,864,865  21,266,874  2,072,514  3,199,065
                                        =========== ==========  ==========  ==========  =========  =========


                                         Participant
                                            Loans    Other      Total
                                            -----    -----      -----
Payables:
     Due from Plan                                --      --   (110,037)

     Contribution refunds                         --      --    (93,982)

     Purchases pending settlement                 --      --   (145,279)

     Short-term fund investment fees              --      --        (26)
                                         ----------- ------- ----------

         Total Payables                           --      --   (349,324)
                                         ----------- ------- ----------

Net assets available for Plan benefits     1,902,964 165,798 99,293,361
                                         =========== ======= ==========

                See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1994

                                                Allergan,
                                                  Inc.                   Interest
                                                 Common    Balanced      Income       Equity
                                               Stock Fund    Fund         Fund         Fund     Total
                                               ---------- ----------  ------------   -------- ---------
        ASSETS
        ------
Investments, at fair value:

      Common stock of Allergan, Inc.,
        cost $14,182,912                    $ 21,883,863          --          --          --  21,883,863


      Wellington Fund, cost $18,056,974               --  18,600,891          --          --  18,600,891

      Group contracts with insurance
        companies, cost approximates market           --          --  21,798,091          --  21,798,091

      Windsor Fund, cost $17,162,309                  --          --          --  16,361,761  16,361,761
                                            ------------  ----------  ----------  ----------  ----------

Total investments                             21,883,863  18,600,891  21,798,091  16,361,761  78,644,606

Interest bearing cash and cash equivalents       558,076     107,253          30     222,512     887,871

Receivables:

      Employer contributions                     318,775         126      (2,494)        654     317,061

      Employee contributions                     125,792     114,756     143,939     229,221     613,708

      Accrued interest and dividends                 612         107           6         209         934

Payables:

      Contribution refunds                       (22,111)    (32,148)    (44,159)    (52,280)   (150,698)

      Purchases pending settlement                    --    (107,229)         --    (222,463)   (329,692)

      Short-term fund investment fees                (13)         (2)         --          (4)        (19)
                                            ------------  ----------  ----------  ----------  ----------

Subsequent event (note 4)

      Net assets available
      for Plan benefits (note 5)            $ 22,864,994  18,683,754  21,895,413  16,539,610  79,983,771
                                            ============  ==========  ==========  ==========  ==========

                       See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                Statement of Changes in Net Assets Available for
                      Plan Benefits, with Fund Information
                      For the Year Ended December 31, 1995

                                         Allergan,
                                           Inc.                Interest   Growth   Global  Aggressive
                                          Common    Balanced    Income  and Income Equity  Growth    Participant
                                        Stock Fund    Fund       Fund      Fund    Fund    Fund      Loans       Other    Total
                                        ----------    ----       ----      ----    ------- --------- -------     -----    -----
Additions to Plan assets attributed to:

Net appreciation
  in fair value of investments          $3,253,242  3,976,439 1,405,564 4,453,756   66,719 180,147       --          -- 13,335,867

Interest                                    15,616         99     1,446       351       --      --  103,354      12,441    133,307

Dividends                                  372,510    857,925        --   467,039   29,890      --       --          19  1,727,383
                                        ----------  --------- --------- --------- -------- -------  -------      ------ ----------

Total investment income                  3,641,368  4,834,463 1,407,010 4,921,146   96,609 180,147  103,354      12,460 15,196,557

Contributions:
     Employer - Company match            2,532,588      3,164    21,411     9,142      610   3,573       --          --  2,570,488

     Employees:
       Before tax                          920,165  1,387,972 1,667,204 2,491,150  251,618 295,000       --          --  7,013,109
       After tax                           475,016    482,359   718,015   773,509  156,635 213,849       --          --  2,819,383
                                        ----------  --------- --------- ---------  ------- -------  -------      ------ ----------
Total contributions                      3,927,769  1,873,495 2,406,630 3,273,801  408,863 512,422       --          -- 12,402,980
                                         ---------  --------- --------- ---------  ------- -------  -------      ------ ----------
Total additions                          7,569,137  6,707,958 3,813,640 8,194,947  505,472 692,569  103,354      12,460 27,599,537
                                         ---------  --------- --------- ---------  ------- -------  -------      ------ ----------

                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                Statement of Changes in Net Assets Available for
                      Plan Benefits, with Fund Information
                      For the Year Ended December 31, 1995
                                   (continued)

                                             Allergan,
                                               Inc.                 Interest      Growth       Global   Aggressive
                                              Common   Balanced      Income     and Income     Equity     Growth   Participant
                                            Stock Fund   Fund         Fund         Fund         Fund       Fund      Loans
                                            ----------   ----         ----         ----         ----       ----      -----
Deductions from Plan assets attributed to:

Withdrawals and distributions               (2,211,702)(1,998,550) (2,020,088) (2,015,581)     (6,147)   (11,931)        --
Administrative expenses                           (314)       (89)    (26,098)       (150)        (10)       (15)        (1)
                                           ----------- ----------  ----------  ----------    ---------   -------  ---------

Total deductions                            (2,212,016)(1,998,639) (2,046,186) (2,015,731)     (6,157)   (11,946)        (1)
                                           ----------- ----------  ----------  ----------    ---------   -------  ---------

Increase in net assets
  available for Plan benefits                5,357,121  4,709,319   1,767,454   6,179,216     499,315    680,623    103,353

Net assets available for Plan
  benefits, beginning of year               22,864,994 18,683,754  21,895,413  16,539,610          --         --         --

Net interfund transfers                     (2,424,659)  (369,248) (1,798,002) (1,451,952)  1,573,199  2,518,442  1,799,611
                                           ----------- ----------  ----------  ----------   ---------  ---------  ---------

Net assets available for Plan
  benefits, end of year                    $25,797,456 23,023,825  21,864,865  21,266,874   2,072,514  3,199,065  1,902,964
                                           =========== ==========  ==========  ==========   =========  =========  =========

                                                    Other       Total
                                                    -----       -----
Deductions from Plan assets attributed to:

Withdrawals and distributions                           -- (8,263,999)
Administrative expenses                                729    (25,948)
                                                   ------- ----------

Total deductions                                       729 (8,289,947)
                                                   ------- ----------

Increase in net assets
  available for Plan benefits                       13,189 19,309,590

Net assets available for Plan
  benefits, beginning of year                           -- 79,983,771

Net interfund transfers                            152,609         --
                                                   ------- ----------

Net assets available for Plan
  benefits, end of year                            165,798 99,293,361
                                                   ======= ==========


                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1995 and 1994

(1)      Description of the Plan

         The following description of the Allergan, Inc. Savings and Investment Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                  General

                  The Plan was created on July 27, 1989 in connection with the spin-off of Allergan, Inc. from SmithKline Beckman Corporation. Upon spin-off, the Allergan employee balances included within the SmithKline Beckman Savings and Investment Plan (the "SmithKline Savings Plan") were transferred to the Plan in accordance with the Plan agreement.

                  The Plan is a defined contribution plan sponsored by Allergan, Inc. (the "Company"). Under terms of the Plan, eligible employees may voluntarily elect to contribute:

                  (1) "After-tax" dollars up to 15% of their defined compensation under provision 401(a) of the Internal Revenue Code or,

                  (2) "Before-tax" dollars up to the lesser of 10% of their defined compensation or $9,240 for the years ended December 31, 1995 and 1994 under provision 401(k) of the Internal Revenue Code or,

                  (3) Any combination of the above two elections; however, the total contribution cannot exceed the lesser of 15% of their defined compensation or $30,000.

                  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                  Contributions

                  Effective March 1, 1995, the Company contributes an amount equal to 75% of each employee's contribution on the first 2% of defined compensation, 50% of each employee's contribution on the next 1% of defined compensation and 25% of each employee's contribution on the next 2% of defined compensation. Prior to March 1, 1995, the Company contributed an amount equal to 50% of each employee's contribution not exceeding 5% of defined compensation.

                  Certain limitations imposed by the Internal Revenue Code may have the effect of reducing the level of contributions initially selected by participants who come within the classification of "highly compensated employees" as defined in the Code.

                  Participant contributions are invested in the Allergan, Inc. Common Stock Fund, the Balanced Fund, the Interest Income Fund, the Growth and Income Fund, the Global Equity Fund or the Aggressive Growth Fund, or any combination of the six funds at the employee's discretion. Company contributions consist of common stock of Allergan, Inc. which are invested in the Allergan, Inc. Common Stock Fund except, after participants reach age 55, they may elect to have Company contributions both past and current, invested in any of the funds.

                  Investment Options

                  Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1995 and 1994

         Income on investment funds is allocated to participants' accounts based on the participants' investment fund balance as a percentage of the total investment fund balance.

         A description of each investment fund follows:

         Allergan, Inc. Common Stock Fund - The Allergan, Inc. Common Stock Fund is invested in Allergan, Inc. common stock.

         Balanced Fund - The Balanced Fund is invested primarily in U.S. stocks, bonds and U.S. government securities. The stock portfolio consists of large, intermediate and small companies. The bond portfolio consists of U.S. Treasury, U.S. Agency and corporate issues. The Fund is managed by the American Funds under the name "American Balanced Fund."

         Interest Income Fund - The Interest Income Fund is invested in a portfolio of group annuity contracts and short term money market funds issued by major insurance companies and banks.

         Growth and Income Fund - The Growth and Income Fund is invested in a portfolio of U.S. common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by American Funds under the name "Investment Company of America Fund."

         Global Equity Fund - The Global Equity Fund is invested in a portfolio of U.S. and foreign company common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by American Funds under the name "New Perspective Fund."

         Aggressive Growth Fund - The Aggressive Growth Fund is invested primarily in U.S. common stocks of small and intermediate companies. The Fund is managed by Twentieth Century under the name "Ultra Investors Fund."

         The number of employees participating in these funds at December 31, 1995 and 1994 was as follows:

                                                        1995              1994
                                                        ----              ----
                                                     (Unaudited)      (Unaudited)
                  Allergan, Inc. Common Stock Fund     2,496             2,054
                  Balanced Fund                        1,732             1,529
                  Interest Income Fund                 1,580             1,385
                  Growth and Income Fund               1,809             1,508
                  Global Equity Fund                     609                --
                  Aggressive Growth Fund                 742                --

                  Participant Accounts

                  Each participant's account is charged for the participant's withdrawals and credited for the participant's contributions, employer contributions and an allocation of fund earnings. The earnings of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc. which is allocated based upon the number of shares held in the individual accounts of participants.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1995 and 1994

                  Participant Loans Receivable

                  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime plus one percent as determined on the date of the loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through monthly payroll deductions.

                  Vesting and Forfeitures

                  Employee contributions are fully vested at all times. Participants forfeit their share of employer contributions if they withdraw their employee contributions after having completed less than three years of service with the Company. Forfeitures are used by the Company to offset future contribution requirements. Forfeitures available for offset of future contribution requirements totaled $26,597 at December 31, 1995.

                  Withdrawals

                  Participants may withdraw employee "after-tax" contributions during employment. However, except for financial hardship or emergency (as defined in the Plan), even participants who are fully vested are not eligible to withdraw any portion of employer contributions credited to them within the prior two-year period, although such contributions may be withdrawn at a later date. Withdrawals of employee "after-tax" contributions and employer contributions during employment may cause the employee to become ineligible to receive employer contributions for a period of six months following the withdrawal.

                  Prior to age 59 1/2, employee "before-tax" contributions may only be withdrawn in the event of financial hardship and after the withdrawal of the value of employee "after-tax" contributions and employer contributions. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of twelve months following the withdrawal.

                  Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), retirement, disability, or death. After death, payment is in the form of a lump sum; otherwise, under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc.) or may elect annuity payments. If an extended payment option is selected and the participant's account value is $3,500 or more, participants may postpone their withdrawal until as late as attaining age 70 1/2.

                  Continuation of the Plan

                  The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and nonforfeitable without regard to the years of service of such participants.

(2)      Summary of Significant Accounting Policies

                  Basis of Presentation

                  The accompanying financial statements have been prepared on an accrual basis of accounting. The net assets of the Plan are allocated entirely to individual participant accounts. The preparation of financial statement requires the use of Plan Administrator's estimates.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1995 and 1994


                  Investments

                  Investments are stated at fair value. The fair value of Allergan, Inc. common stock is based upon quotations obtained from the New York Stock Exchange. The fair values of the American Balanced Fund, the Investment Company of America Fund, Ultra Investors Fund, Interest Income Fund and the New Perspective Fund are based upon the net asset value reported by the funds. Participant loans are valued at cost which approximates fair value.

                  Investments in group contracts with insurance companies are stated at cost (contract value), which approximates market. Contract value represents contributions, net of distributions made under the Plan, plus interest at the contract rate.

                  Purchases and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

                  The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                  Interest Bearing Cash and Cash Equivalents

                  Interest bearing cash and cash equivalents represent amounts invested in Mellon Bank's EB Temporary Investment Fund which consists of highly liquid short-term investments.

                  Administrative Expenses

                  Certain administrative expenses of the Plan are paid by the Company.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1995 and 1994

(3)      Investments

         The following tables present the fair values of investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                                   1995

                                                   No. Shares,
                                                   Units or
                                                   Principal                  Fair
                                                   Amounts          Cost         Value
                                                 ------------   -----------  -----------
         Common Stock:

             Allergan, Inc.                          788,160    $15,423,150  $ 25,615,185
                                                  ==========    ===========  ============

         Common/Collective Trusts:

             LaSalle National Trust
             annual effective returns varying
             from 6.30% to 6.46% in 1995          13,097,616     13,097,616    13,097,616

             J.P. Morgan
             Contract #428, annual
             effective returns varying
             from 5.79%, 6.38% and 6.67%
             in 1995, latest maturity 12/23/96     5,332,668      5,332,668     5,332,668

             J.P. Morgan
             Maaagic Fund #2045
             effective return 6.04% in 1995,
             maturity 2/15/98                      3,413,021      3,413,021     3,413,021
                                                  ----------   ------------  ------------

             Total Common/Collective Trusts       21,843,305    $21,843,305  $ 21,843,305
                                                  ==========    ===========  ============

         Mutual Funds:

             American Balanced Fund                1,629,522     20,349,044    23,057,732
             Investment Company of America Fund      992,330     18,400,798    21,444,247
             New Perspective Fund                    126,663      2,080,885     2,074,740
             Ultra Investors Fund                    122,616      3,175,654     3,201,513
                                                  ----------   ------------  ------------

             Total Mutual Funds                    2,871,131    $44,006,381  $ 49,778,232
                                                  ==========    ===========  ============

         Participant Loans
         interest rates varying from 9.75%
         to 10.0% in 1995, latest
         maturity 4/11/10                          1,902,928    $ 1,902,928  $  1,902,928
                                                  ==========   ============  ============

         Temporary Investment and Deposits:

             Mellon Bank
             EB Temporary Investment Fund,
             annual effective rate 5.86%             378,422    $   378,422  $    378,422
                                                  ==========  =============  ============

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1995 and 1994

(3)      Investments (continued)

                                                              1994
                                                             ----

                                                     No. Shares,
                                                     Units or
                                                     Principal                 Fair
                                                     Amounts       Cost        Value
                                                     -----------   ----        -----
         Common Stock:
             Allergan, Inc.                           774,650    $14,182,912 $ 21,883,863
                                                  ===========    =========== ============
         Group Insurance Contracts:

             Provident National Assurance Co.
             Contract #027-04575, annual
             effective return 9.53% in 1994,
             latest maturity 12/31/94               5,198,353      5,198,353    5,198,353

             LaSalle National Trust
             annual effective returns varying
             from 5.85% to 6.34% in 1994            6,052,144      6,052,144    6,052,144

             J.P. Morgan
             Contract #428, annual
             effective returns varying from 5.79%,
             6.38%, and 6.67% in 1994,
             latest maturity 12/23/96               7,275,633      7,275,633    7,275,633

             J.P. Morgan
             Maaagic Fund #2045
             effective return 6.04% in 1994,
             maturity 2/15/98                       3,271,961      3,271,961    3,271,961
                                                  -----------    -----------    ---------

             Total Group Insurance Contracts       21,798,091    $21,798,091 $ 21,798,091
                                                   ==========    =========== ============

         Mutual Funds:

             Wellington Fund                          959,303     18,056,974   18,600,891
             Windsor Fund                           1,299,584     17,162,309   16,361,761
                                                  -----------    ----------- ------------

             Total Mutual Funds                     2,258,887    $35,219,283 $ 34,962,652
                                                  ===========    =========== ============

         Temporary Investment and Deposits:

             Mellon Bank
             EB Temporary Investment Fund,
             annual effective rate 5.74%              887,871    $   887,871 $    887,871
                                                  ===========    =========== ============

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1995 and 1994

(4)      Federal Income Taxes

         The Plan obtained its latest determination letter on February 12, 1996, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

         Employer contributions and dividends, interest, capital gains, or other distributions with respect to assets held by the trustee are not taxable to the employee until withdrawn from the Plan.

(5)      Outstanding Commitments to Participants

         At December 31, 1995, the Plan had received requests for and has a commitment to pay withdrawals and distributions to terminated and withdrawing participants totaling $10,794. These amounts will be paid subsequent to December 31, 1995 to the respective withdrawing and terminated participants. At December 31, 1994 the Plan had a commitment to pay withdrawals and distributions totaling $1,749,312. These amounts were paid subsequent to December 31, 1994.

                                                                      Schedule 1
                                                                      ----------
                                 ALLERGAN, INC.
                           Savings and Investment Plan
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1995

                                           No. Shares,
                                           Units or
                                           Principal                     Fair
                                           Amounts          Cost         Value
                                          ------------ ------------ ------------
Common Stock:
     *Allergan, Inc.                         788,160   $ 15,423,150 $ 25,615,185
                                          ==========   ============ ============

Common/Collective Trusts:

      LaSalle National Trust
      annual effective returns varying
      from 6.30% to 6.46% in 1995         13,097,616     13,097,616   13,097,616

      J.P. Morgan
      Contract #428, annual
      effective returns varying
      from 5.79%, 6.38% and 6.67%
      in 1995, latest maturity 12/23/96    5,332,668      5,332,668    5,332,668

      J.P. Morgan
      Maaagic Fund #2045
      effective return 6.04%
      in 1995, maturity 2/15/98            3,413,021      3,413,021    3,413,021
                                          ----------   ------------ ------------

      Total Common/Collective Trusts      21,843,305   $ 21,843,305 $ 21,843,305
                                          ==========   ============ ============

Mutual Funds:

      American Balanced Fund               1,629,522     20,349,044   23,057,732
      Investment Company of America Fund     992,330     18,400,798   21,444,247
      New Perspective Fund                   126,663      2,080,885    2,074,740
      Ultra Investors Fund                   122,616      3,175,654    3,201,513
                                          ----------   ------------ ------------

      Total Mutual Funds                   2,871,131   $ 44,006,381 $ 49,778,232
                                          ==========   ============ ============

Participant Loans
interest rates varying from 9.75%
to 10.0% in 1995, latest
maturity 4/11/10                           1,902,928   $  1,902,928 $  1,902,928
                                          ==========   ============ ============

Temporary Investments and Deposits:

     *Mellon Bank
      EB Temporary Investment Fund,
      annual effective rate 5.86%            378,422   $    378,422 $    378,422
                                             =======   ============ ============

- ------------
*  Party in interest.

                 See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                 Item 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1995

                                                                                 Current Value
                                                                         Cost     of Asset on
Identity of        Description               Purchase       Sales        of       Transaction  Net Gain
Party Involved     of Asset                   Price         Price       Asset        Date      or (Loss)
- --------------     ----------------------     -----         -----     --------    ----------   ---------
Not Applicable     LaSalle National Trust
                   Income Plus Fund       $ 11,733,075            - $11,733,075  $11,733,075   $     -0-

Not Applicable     LaSalle National Trust
                   Income Plus Fund                  -   $5,665,871   5,665,871    5,665,871         -0-

Mellon Bank N.A.   EB Temporary
                   Investment Fund          11,877,461            -  11,877,461   11,877,461         -0-

Mellon Bank N.A.   EB Temporary
                    Investment Fund                  -   12,380,423  12,380,423   12,380,423         -0-

Various            Vanguard/Windsor             37,951            -      37,951       37,951         -0-

Various            Vanguard/Windsor                  -   16,629,449  17,105,700   16,629,449   (476,251)

Various            Vanguard/Wellington          16,977            -      16,977       16,977         -0-

Various            Vanguard/Wellington               -   18,897,575  17,999,304   18,897,575    898,271

Various            Twentieth Century
                   Ultra Investors           3,096,666            -   3,096,666    3,096,666         -0-

Various            Twentieth Century
                   Ultra Investors                   -      103,394      94,160      103,394      9,234

Various            American Balanced Fund   20,073,811            -  20,073,811   20,073,811         -0-

                                                                     Schedule 2

                                 ALLERGAN, INC.
                           Savings and Investment Plan
           Item 27d - Schedule of Reportable Transactions (continued)
                          Year Ended December 31, 1995

                                                                             Current Value
                                                                     Cost     of Asset on
 Identity of      Description              Purchase     Sales         of      Transaction   Net Gain
Party Involved      of Asset                 Price      Price        Asset       Date       or (Loss)
- --------------      --------                 -----      -----        -----    --------     ---------
   Various        American Balanced Fund           -  $2,536,415   2,364,210   2,536,415    172,205

   Various        New Perspective Fund   $ 2,048,563           -   2,048,563   2,048,563         -0-

   Various        New Perspective Fund             -      52,902      51,219      52,902      1,683

   Various        Investment Company
                  of America              19,445,592           -  19,445,592  19,445,592         -0-

   Various        Investment Company
                  of America                       -   3,369,243   3,017,805   3,369,243    351,438

   Various        Allergan, Inc.
                  Common Stock               484,115           -     484,115     484,115        -

   Various        Allergan, Inc.
                  Common Stock                     -   1,779,637   1,146,274   1,779,637    633,363

                 See accompanying independent auditors' report.

                                 ALLERGAN, INC.

                                   PUERTO RICO

                           SAVINGS AND INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994

                                 ALLERGAN, INC.
                                   PUERTO RICO
                           SAVINGS AND INVESTMENT PLAN

            Index to Financial Statements and Supplementary Schedules

Financial Statements                                                               Page
- --------------------                                                               ----
Independent Auditors' Report....................................................    1

Statement of Net Assets Available for Plan Benefits, with Fund Information --
  December 31, 1995.............................................................    2

Statement of Net Assets Available for Plan Benefits, with Fund Information --
  December 31, 1994.............................................................    4

Statement of Changes in Net Assets Available for Plan Benefits,
  with Fund Information -- Year ended December 31, 1995.........................    5

Notes to Financial Statements...................................................    7

Supplementary Schedules                                                          Schedule
- -----------------------                                                          --------
Item 27a - Schedule of Assets Held for Investment Purposes --
  December 31, 1995.............................................................    1

Item 27d - Schedule of Reportable Transactions --
  Year ended December 31, 1995..................................................    2

Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT

The Management Plan Committee
Allergan, Inc.:

We have audited the financial statements of the Allergan, Inc. Puerto Rico Savings and Investment Plan (the "Plan") as of December 31, 1995 and 1994, and for the year ended December 31, 1995, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Allergan, Inc. Puerto Rico Savings and Investment Plan as listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           KPMG PEAT MARWICK LLP

Orange County, California
June 18, 1996

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Distribution
                                December 31, 1995

                                       Allergan,
                                         Inc.               Interest    Growth    Global  Aggressive
                                        Common    Balanced   Income   and Income  Equity    Growth    Participant
                                      Stock Fund    Fund      Fund       Fund      Fund      Fund        Loans     Other    Total
                                      ----------    ----      ----       ----      ----      ----        -----     -----    -----
Investments, at fair value:
     Common stock of Allergan, Inc.,
       cost $721,248                  $1,197,867                                                                          1,197,867

     American Balanced Fund,
       cost $361,379                               409,483                                                                  409,483

     Common/collective trusts,
       cost approximates market                             735,390                                                         735,390

     Investment Company of
       America Fund, cost
       $514,545                                                        599,649                                              599,649

     New Perspective Fund,
       cost $11,890                                                               11,855                                     11,855

     Ultra Investors Fund,
       cost $13,191                                                                         13,299                           13,299

     Participant loans                                                                                 242,719              242,719
                                      ----------   -------  -------    -------    ------    ------     -------     -----  ---------
Total Investments                      1,197,867   409,483  735,390    599,649    11,855    13,299     242,719        --  3,210,262

Interest bearing cash and cash
  equivalents                             11,331        --    2,701          3        --        --           5     1,694     15,734

Receivables:
     Accrued interest and dividends           50        --        3          1        --        --          --        --         54
     Sales pending settlement                 --        --      449         --        --        --          --        --        449

                                      ----------   -------  -------    -------    ------    ------     -------     -----  ---------
         Total Receivables                    50        --      452          1        --        --          --        --        503
                                      ----------   -------  -------    -------    ------    ------     -------     -----  ---------

         Total Assets                  1,209,248   409,483  738,543    599,653    11,855    13,299     242,724     1,694  3,226,499

                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Distribution
                                December 31, 1995
                                   (continued)

                                       Allergan,
                                         Inc.               Interest    Growth    Global  Aggressive
                                        Common    Balanced   Income   and Income  Equity    Growth    Participant
                                      Stock Fund    Fund      Fund       Fund      Fund      Fund        Loans     Other    Total
                                      ----------    ----      ----       ----      ----      ----        -----     -----    -----
Payables:
     Purchases pending settlement             --       (71)      --     (3,877)      (35)      (38)         --        --     (4,021)

     Short-term fund investment fees  $       (1)       --       --         --        --        --          --        --         (1)
                                      ----------   -------  -------    -------    ------    ------     -------     -----  ---------

     Total Payables                           (1)      (71)      --     (3,877)      (35)      (38)         --        --     (4,022)
                                      ----------   -------  -------    -------    ------    ------     -------     -----  ---------
Net assets available for Plan
  benefits                            $1,209,247   409,412  738,543    595,776    11,820    13,261     242,724     1,694  3,222,477
                                      ==========   =======  =======    =======    ======    ======     =======     =====  =========

                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1994

                                                Allergan,
                                                  Inc.                       Interest
                                                 Common        Balanced       Income        Equity
                                               Stock Fund        Fund          Fund          Fund           Total
                                               ----------        ----          ----          ----           -----
                   ASSETS

Investments, at fair value:
      Common stock of Allergan, Inc.,
        cost $610,242                            $941,601            --            --            --          941,601

      Wellington Fund, cost $201,371                   --       207,437            --            --          207,437

      Group contracts with insurance
        companies, cost approximates market            --            --       857,791            --          857,791

      Windsor Fund, cost $323,464                      --            --            --       308,375          308,375
                                                 --------      --------       -------      --------       ----------

Total investments                                 941,601       207,437       857,791       308,375        2,315,204

Interest bearing cash and cash equivalents          3,020         1,196            --         4,194            8,410

Receivables:

      Employer contributions                       20,097            --            --            --           20,097

      Employee contributions                        5,383        17,405         9,515        20,883           53,186

      Accrued interest and dividends                   --             1            --             4                5

Payables:

      Purchases pending settlement                     --        (1,196)           --        (4,193)          (5,389)
                                                 --------      --------       -------      --------       ----------

Subsequent event (note 4)

         Net assets available for
         Plan benefits (note 5)                  $970,101       224,843       867,306       329,263        2,391,513
                                                 ========      ========       =======      ========       ==========

                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
         Statement of Changes in Net Assets Available for Plan Benefits,
                             with Fund Information
                      For the Year Ended December 31, 1995

                                       Allergan,
                                         Inc.               Interest    Growth    Global  Aggressive
                                        Common    Balanced   Income   and Income  Equity    Growth    Participant
                                      Stock Fund    Fund      Fund       Fund      Fund      Fund        Loans     Other    Total
                                      ----------    ----      ----       ----      ----      ----        -----     -----    -----
Additions to Plan assets
  attributed to:

Net appreciation in fair value
  of investments                        $148,663    61,375   49,923    109,519       147       361          --        --    369,988

Interest                                     714         2       51          9        --        --      13,180       378     14,334

Dividends                                 17,023    13,242       --     11,485        66        --          --        --     41,816
                                        --------   -------  -------    -------    ------    ------     -------     -----  ---------

Total investment income                  166,400    74,619   49,974    121,013       213       361      13,180       378    426,138

Contributions:

     Employer - Company match            242,551        --       --         --        --        --          --        --    242,551

     Employees:
       Before tax                         79,403   141,612  114,247    207,067     2,894     8,064          --        --    553,287
       After tax                           4,333    11,285    8,700     14,707        --       139          --        --     39,164
                                        --------   -------  -------    -------    ------    ------     -------     -----  ---------
Total contributions                      326,287   152,897  122,947    221,774     2,894     8,203          --        --    835,002
                                        --------   -------  -------    -------    ------    ------     -------     -----  ---------
Total additions                          492,687   227,516  172,921    342,787     3,107     8,564      13,180       378  1,261,140

                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
         Statement of Changes in Net Assets Available for Plan Benefits,
                              with Fund Information
                      For the Year Ended December 31, 1995
                                   (continued)

                                     Allergan,
                                       Inc.                 Interest    Growth    Global  Aggressive
                                      Common    Balanced     Income   and Income  Equity    Growth    Participant
                                    Stock Fund    Fund        Fund       Fund      Fund      Fund        Loans     Other    Total
                                    ----------    ----        ----       ----      ----      ----        -----     -----    -----
Deductions from Plan assets
  attributed to:

Withdrawals and distributions         (120,251)  (34,146)  (221,011)   (52,268)     (565)   (1,011)         --        --   (429,252)
Administrative expenses                    (14)       (1)      (927)        (4)       --        --          --        22       (924)
                                    ----------   -------    -------    -------    ------    ------     -------     -----  ---------

Total deductions                      (120,265)  (34,147)  (221,938)   (52,272)     (565)   (1,011)         --        22   (430,176)
                                    ----------   -------    -------    -------    ------    ------     -------     -----  ---------

Increase (decrease) in net assets
  available for Plan benefits          372,422   193,369    (49,017)   290,515     2,542     7,553      13,180       400    830,964

Net assets available for Plan
  benefits, beginning of year          970,101   224,843    867,306    329,263        --        --          --        --  2,391,513

Net interfund transfers               (133,276)   (8,800)   (79,746)   (24,002)    9,278     5,708     229,544     1,294         --
                                    ----------   -------    -------    -------    ------    ------     -------     -----  ---------

Net assets available for Plan
  benefits, end of year             $1,209,247   409,412    738,543    595,776    11,820    13,261     242,724     1,694  3,222,477
                                    ==========   =======    =======    =======    ======    ======     =======     =====  =========

                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1995 and 1994

(1)      Description of the Plan

         The following description of the Allergan, Inc. Puerto Rico Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         General

         The Plan is a defined contribution plan sponsored by Allergan, Inc. (the "Company"). The Plan was established on July 27, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Under terms of the Plan, eligible employees may, after six months of service, voluntarily elect to contribute:

         (1) "After-tax" dollars up to 15% of their defined compensation under provision 401(a) of the Internal Revenue Code or,

         (2) "Before-tax" dollars up to the lesser of 10% of their defined compensation or $9,240 for the years ended December 31, 1995 and 1994 under provision 401(k) of the Internal Revenue Code or,

         (3) Any combination of the above two elections; however, the total contribution cannot exceed the lesser of 15% of their defined compensation or $30,000.

         Contributions

         Effective March 1, 1995, the Company contributes an amount equal to 75% of each employee's contribution on the first 2% of defined compensation, 50% of each employee's contribution on the next 2% of defined compensation and 25% of each employee's contribution on the next 2% of defined compensation. Prior to March 1, 1995, the Company contributed an amount equal to 50% of each employee's contribution not exceeding 6% of defined compensation.

         Certain limitations imposed by the Internal Revenue Code and the Puerto Rico Income Tax Act of 1954 may have the effect of reducing the level of contributions initially selected by participants who come within the classification of "highly compensated employees" as defined in the Code.

         Beginning July 1, 1993, employee contributions are invested in the Allergan, Inc. Common Stock Fund, the Balanced Fund, the Interest Income Fund, the Growth and Income Fund, the Global Equity Fund or the Aggressive Growth Fund, or any combination of the six funds at the employee's discretion. Company contributions consist of Allergan, Inc. Common Stock and are invested in the Allergan, Inc. Common Stock Fund except, after employees reach age 55, they may elect to have Company contributions, both past and current, invested in any of the funds.

         Investment Options

         Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds.

                                                                     (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1995 and 1994

         Income on investment funds is allocated to participants' accounts based on the participants' investment fund balance as a percentage of the total investment fund balance.

         A description of each investment fund follows:

         Allergan, Inc. Common Stock Fund - The Allergan, Inc. Common Stock Fund is invested in Allergan, Inc. common stock.

         Balanced Fund - The Balanced Fund is invested primarily in U.S. stocks, bonds and U.S. government securities. The stock portfolio consists of large, intermediate and small companies. The bond portfolio consists of U.S. Treasury, U.S. Agency and corporate issues. The Fund is managed by American Funds under the name "American Balanced Fund."

         Interest Income Fund - The Interest Income Fund is invested in a portfolio of group annuity contracts and short term money market funds issued by major insurance companies and banks.

         Growth and Income Fund - The Growth and Income Fund is invested in a portfolio of U.S. common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by American Funds under the name "Investment Company of America Fund."

         Global Equity Fund - The Global Equity Fund is invested in a portfolio of U.S. and foreign company common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by American Funds under the name "New Perspective Fund."

         Aggressive Growth Fund - The Aggressive Growth Fund is invested primarily in U.S. common stocks of small and intermediate companies. The Fund is managed by Twentieth Century under the name "Ultra Investors Fund."

         The number of employees participating in these funds at December 31, 1995 and 1994 was as follows:

                                                       1995              1994
                                                       ----              ----
                                                    (unaudited)       (unaudited)
         Allergan, Inc. Common Stock Fund                427              360
         Balance Fund                                    268              228
         Interest Income Fund                            253              225
         Growth and Income Fund                          281              240
         Global Equity Fund                               40               --
         Aggressive Growth Fund                           60               --

         Participant Accounts

         Each participant's account is charged for the participant's withdrawals and credited for the participant's contributions, employer contributions and an allocation of fund earnings. The earnings of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc. which is allocated based upon the number of shares held in the individual accounts of participants.

                                                                     (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1995 and 1994

         Participant Loans Receivable

         Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime plus one percent as determined on the date of loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through monthly payroll deductions.

         Vesting and Forfeitures

         Employee contributions are fully vested at all times. Participants forfeit their share of employer contributions if they withdraw their employee contributions after having completed less than three years of service with the Company. Notwithstanding the above, a Participant shall at all times be 100% vested in all amounts transferred from the SmithKline Puerto Rico Savings Plan. Forfeitures are used by the Company to offset future contribution requirements. Forfeitures available for offset of future contribution requirements totaled $4,657 at December 31, 1995.

         Withdrawals

         Participants may withdraw employee "after-tax" contributions during employment. However, except for financial hardship or emergency (as defined in the Plan), even participants who are fully vested are not eligible to withdraw any portion of employer contributions credited to them within the prior two-year period, although such contributions may be withdrawn at a later date. Withdrawals of employee "after-tax" contributions and employer contributions during employment may cause the employee to become ineligible to receive Company matching contributions in the Plan for a period of six months following the withdrawal.

         Prior to age 59 1/2, employee "before tax" contributions may only be withdrawn in the event of financial hardship, and after the withdrawal of the value of employee "after tax" contributions and employer contributions.

         Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), retirement, disability, or death. After death, payment is in the form of a lump sum; otherwise, under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc.) or may elect annuity payments. If an extended payment option is selected, participants may postpone their withdrawal until as late as attaining age 70 1/2 and, in the interim, all fund values are transferred to the Interest Income Fund at the time of termination.

         Continuation of the Plan

         The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and nonforfeitable without regard to the years of service of such participants.

                                                                     (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1995 and 1994

(2)      Summary of Significant Accounting Policies

         Basis of Presentation

         The accompanying financial statements have been prepared on the accrual basis of accounting. The net assets of the Plan are allocated entirely to individual participant accounts. The preparation of financial statement requires the use of Plan Administrator's estimates.

         Investments

         Investments are stated at fair value. The fair value of Allergan, Inc. common stock is based upon quotations obtained from the New York Stock Exchange. The fair values of the American Balanced Fund, Investment Company of America Fund, Ultra Investors Fund, Interest Income Fund and the New Perspective Fund are based upon the net asset value reported by the funds.

         Investments in group contracts with insurance companies are stated at cost (contract value), which approximates market. Contract value represents contributions, net of distributions made under the Plan, plus interest at the contract rate.

         Purchases and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

         The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Interest Bearing Cash and Cash Equivalents

         Interest bearing cash and cash equivalents represent amounts invested in Mellon Bank's EB Temporary Investment Fund which consists of highly liquid short-term investments.

         Administrative Expenses

         Certain administrative expenses of the Plan are paid by the Company.

                                                                     (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1995 and 1994

(3)      Assets Held for Investments

                                DECEMBER 31, 1995

                                              No. Shares                 Fair
                                             or Par Value   Cost         Value
                                             ------------   ----         -----
Common Stock:
      Allergan, Inc.                            36,857    $721,248    $1,197,867
                                               =======    ========    ==========

Common/Collective Trusts:

      LaSalle National Trust
      annual effective returns varying
      from 6.30% to 6.46% in 1995              440,952     440,952       440,952

      J.P. Morgan
      Contract #428
      annual effective returns varying
      from 5.79%, 6.38% and 6.67%
      in 1995, latest maturity 12/23/96        179,533     179,533       179,533

      J.P. Morgan
      Maaagic Fund #2045
      Effective return 6.04%
      in 1995, maturity 2/15/98                114,905     114,905       114,905
                                               -------    --------    ----------

      Total Common/Collective Trusts           735,390    $735,390    $  735,390
                                               =======    ========    ==========

Mutual Funds:

      American Balanced Fund                    28,939     361,379       409,483
      Investment Company of America             27,749     514,545       599,649
      New Perspective Fund                         724      11,890        11,855
      Ultra Investors Fund                         509      13,191        13,299
                                               -------    --------    ----------

      Total Mutual Funds                        57,921    $901,005    $1,034,286
                                               =======    ========    ==========

Participant Loans
interest rates varying from 9.75%
to 10.00% in 1995, latest
maturity 11/21/00                              242,719    $242,719    $  242,719
                                               =======    ========    ==========

Temporary Investments and Deposits:

      Mellon Bank
      EB Temporary Investment Fund,
      annual effective rate 5.86%               15,734    $ 15,734    $   15,734
                                               =======    ========    ==========

                                                                     (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1995 and 1994

                                DECEMBER 31, 1994

                                               No. Shares                 Fair
                                              or Par Value   Cost         Value
                                              ------------   ----         -----
Common Stock:
      Allergan, Inc.                              33,331    $610,242    $941,601
                                                 =======    ========    ========

Group Insurance Contracts:

      Provident National Assurance Co.
      Contract #027-04576, annual
      effective return 9.53% in 1994,
      latest maturity 12/31/94                   700,024     700,024     700,024

      LaSalle National Trust
      annual effective returns varying
      from 5.85% to 6.34% in 1994                102,404     102,404     102,404

      J.P. Morgan
      Maaagic Fund #2045
      Effective return 6.04%
      in 1994, maturity 2/15/98                   55,363      55,363      55,363
                                                 -------    --------    --------

      Total Group Insurance Contracts            857,791    $857,791    $857,791
                                                 =======    ========    ========

Mutual Funds:

      Wellington Fund                             10,698     201,371     207,437
      Windsor Fund                                24,494     323,464     308,375
                                                 -------    --------    --------

      Total Mutual Funds                          35,192    $524,835    $515,812
                                                 =======    ========    ========

Temporary Investments and Deposits:

      Mellon Bank
      EB Temporary Investment Fund,
      annual effective rate 5.74%                  8,410    $  8,410    $  8,410
                                                 =======    ========    ========

(4)      Tax Status of the Plan

         The Plan is intended to constitute a profit sharing plan qualified under Section 165(a) of the Puerto Rico Income Tax Act of 1954 and
         Section 401(a) of the Internal Revenue Code of 1986 and is exempt from taxation under Section 501(a).

         The Plan obtained its latest determination letter on March 7, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

                                                                     (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1995 and 1994

(5)      Outstanding Commitments to Participants

         At December 31, 1995, the Plan did not have a commitment to pay withdrawals and distributions to terminated and withdrawing participants. At December 31, 1994 the Plan had a commitment to pay withdrawals and distributions totaling $37,011. These amounts were paid subsequent to December 31, 1994.

                                                                      Schedule 1

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1995

                                            No. Shares                     Fair
                                           or Par Value     Cost           Value
                                           ------------     ----           -----
Common Stock:
     *Allergan, Inc.                          36,857      $721,248      $1,197,867
                                             =======      ========      ==========

Common/Collective Trusts:

      LaSalle National Trust
      annual effective returns varying
      from 6.30% to 6.46% in 1995            440,952       440,952         440,952

      J.P. Morgan
      Contract #428
      annual effective returns varying
      from 5.79%, 6.38% and 6.67%
      in 1995, latest maturity 12/23/96      179,533       179,533         179,533

      J.P. Morgan
      Maaagic Fund #2045
      Effective return 6.04%
      in 1995, maturity 2/15/98              114,905       114,905         114,905
                                             -------      --------      ----------

      Total Common/Collective Trusts         735,390      $735,390      $  735,390
                                             =======      ========      ==========

Mutual Funds:

      American Balanced Fund                  28,939       361,379         409,483
      Investment Company of America           27,749       514,545         599,649
      New Perspective Fund                       724        11,890          11,855
      Ultra Investors Fund                       509        13,191          13,299
                                             -------      --------      ----------

      Total Mutual Funds                      57,921      $901,005      $1,034,286
                                             =======      ========      ==========

Participant Loans
interest rates varying from 9.75%
to 10.00% in 1995, latest maturity
11/21/00                                     242,719      $242,719      $  242,719
                                             =======      ========      ==========

Temporary Investments and Deposits:

     *Mellon Bank
      EB Temporary Investment Fund,
      annual effective rate 5.86%             15,734      $ 15,734      $   15,734
                                             =======      ========      ==========

- ------------
*  Party in interest.

                 See accompanying independent auditors' report.

                                                                      Schedule 2

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                 Item 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1995

                                                                              Current Value
                                                                     Cost      of Asset on
  Identity of       Description           Purchase     Sales          of       Transaction     Net Gain
Party Involved       of Asset               Price      Price         Asset        Date         or (Loss)
- --------------       --------               -----      -----         -----      --------       ---------
Mellon Bank N.A.  EB Temporary
                  Investment Fund         $  428,482        --    $  428,482    $  428,482     $     -0-

Mellon Bank N.A.  EB Temporary
                  Investment Fund                 --  $486,615       486,615       486,615           -0-

Not Applicable    LaSalle National Trust
                  Income Plus Fund           617,530        --       617,530       617,530           -0-

Not Applicable    LaSalle National Trust
                  Income Plus Fund                --   201,242       201,242       201,242           -0-

Various           Vanguard/Windsor             2,608        --         2,608         2,608           -0-

Various           Vanguard/Windsor                --   408,921       420,632       408,921       (11,711)

Various           Vanguard/Wellington          1,390        --         1,390         1,390           -0-

Various           Vanguard/Wellington             --   291,677       277,812       291,677        13,865

Various           Twentieth Century
                  Ultra Investors             41,741        --        41,741        41,741           -0-

Various           Twentieth Century
                  Ultra Investors                 --       208           189           208            19

Various           American Balanced Fund   1,644,041        --     1,644,041     1,644,041           -0-

Various           American Balanced Fund          --    39,149        36,491        39,149         2,658

                                                                      Schedule 2

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
           Item 27d - Schedule of Reportable Transactions (continued)
                          Year Ended December 31, 1995

                                                                                  Current Value
                                                                        Cost       of Asset on
 Identity of      Description                     Purchase   Sales       of        Transaction     Net Gain
Party Involved     of Asset                         Price    Price      Asset         Date         or (Loss)
- --------------     --------                         -----    -----      -----       --------       ---------
Various         New Perspective Fund            $   12,573       --      12,573         12,573          -0-

Various         New Perspective Fund                    --  $   117         113            117            4

Various         Investment Company of America    1,336,274       --   1,336,274      1,336,274          -0-

Various         Investment Company of America           --   82,850      74,208         82,850        8,642

Various         Allergan, Inc. Common Stock         40,387       --      40,387         40,387          -0-

Various         Allergan, Inc. Common Stock             --   81,324      52,381         81,324       28,943


                 See accompanying independent auditors' report.